Mastercard
2000 Purchase Street
Purchase, NY 10577-2509

Tel 1-914-249-2000

www.mastercard.com

October 28, 2016
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:
Notice of disclosure filed in the Quarterly Report on Form 10-Q for the Third Quarter ended September 30, 2016 under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934

Ladies and Gentlemen:
Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Mastercard Incorporated has made disclosure pursuant to such provisions in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2016, which was filed with the Securities and Exchange Commission on October 28, 2016.

Sincerely,

/s/ Timothy Murphy
Timothy Murphy
General Counsel